March 25, 2020

Christopher Martin
Chief Executive Officer
ADC Therapeutics SA
Biop le, Route de la Corniche 3B
1066 Epalinges
Switzeland

       Re: ADC Therapeutics SA
           Draft Registration Statement on Form F-1
           Submitted March 2, 2020
           CIK No. 0001771910

Dear Mr. Martin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Employee Benefits
Share-Based Compensation Expense, page 95

1. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
 Christopher Martin
ADC Therapeutics SA
March 25, 2020
Page 2

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Martin
                                                           Division of
Corporation Finance
Comapany NameADC Therapeutics SA
                                                           Office of Life
Sciences
March 25, 2020 Page 2
cc:       Yasin Keshvargar, Esq.
FirstName LastName